SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

01
Earnings Release	30 June 2009

Lisbon, Portugal, 6 August 2009

In 1H09, consolidated operating revenues amounted to Euro 3,231 million, a decrease of 0.3% y.o.y, and EBITDA reached Euro 1,197 million, an increase of 0.5% y.o.y. EBITDA margin increased by 0.3pp in 1H09 to 37.1%. Adjusting for the effects of the consolidation of Telemig, lower mobile termination rates (MTRs) and using constant exchange rate, consolidated operating revenues and EBITDA would have grown by 4.4% and by 4.5% y.o.y, respectively. Income from operations reached Euro 484 million. Net income amounted to Euro 256 million, an increase of 1.7% y.o.y, while basic earnings per share increased by 9.6% y.o.y to Euro 0.29. Capex amounted to Euro 506 million, compared to Euro 358 million in 1H08, an increase of 41.1% y.o.y, as a result of the investments in the rollout of the fibre network and the TV service in Portugal and of the investments in 3G and 3.5G in Brazil. Free cash flow increased from Euro 7 million to Euro 135 million in 1H09, as investments in 1H08 included the acquisition of Telemig.

As at 30 June 2009, net debt amounted to Euro 6,156 million and after-tax unfunded post retirement benefit obligations totalled Euro 1,291 million. Liquidity including cash, undrawn underwritten commercial paper and standby facilities stood at Euro 1,779 million.

Table 1 _ Consolidated financial highlights	Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Operating revenues	1,627.0	1,668.2	(2.5)%		3,231.5	3,240.1	(0.3)%
Operating costs, excluding PRBs and D&A	1,032.1	1,082.6	(4.7)%		2,034.0	2,048.7	(0.7)%
EBITDA (1)	594.9	585.5	1.6%		1,197.5	1,191.5	0.5%
Income from operations (2)	230.4	261.6	(11.9)%		484.4	560.0	(13.5)%
Net income	89.7	112.1	(20.0)%		256.1	251.9	1.7%
Capex (3)	282.1	215.9	30.6%		505.9	358.4	41.1%
Capex as % of revenues (%)	17.3	12.9	4.4	pp	15.7	11.1	4.6	pp
EBITDA minus Capex	312.8	369.6	(15.4)%		691.6	833.1	(17.0)%
Free cash flow	226.7	(168.3)	n.m.		134.9	6.7	n.m.
Net debt	6,156.2	5,800.0	6.1%		6,156.2	5,800.0	6.1%
After-tax unfunded PRB obligations	1,291.4	1,107.1	16.7%		1,291.4	1,107.1	16.7%
EBITDA margin (%) (4)	36.6	35.1	1.5	pp	37.1	36.8	0.3	pp
Net debt / EBITDA (x)	2.6	2.5	0.1	x	2.6	2.4	0.1	x
EBITDA / net interest (x)	8.2	9.0	(0.8	)x	8.3	10.3	(2.0	)x
Basic earnings per share	0.10	0.12	(17.4)%		0.29	0.27	9.6%
Diluted earnings per share (5)	0.10	0.12	(15.6)%		0.29	0.26	9.0%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (3) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1H09) and the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08). (4) EBITDA margin = EBITDA / operating revenues. (5) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

  |  Earnings Release  |  First Half 2009

02

Financial Review

Income Statement

In 1H09, consolidated operating revenues decreased by 0.3% y.o.y to Euro 3,231 million, as a result of the negative impact of the 41% decline in MTRs between 30 June 2008 and 30 June 2009 at TMN, which more than offset growth in wireline and Vivo. Adjusting for the effects of the consolidation of Telemig, lower MTRs and using constant exchange rate, consolidated operating revenues would have increased by 4.4% y.o.y.

Table 2 _ Consolidated income statement (1)	Euro million

	2Q09	2Q08	y.o.y	1H09	1H08	y.o.y
Operating revenues	1,627.0	1,668.2	(2.5)%	3,231.5	3,240.1	(0.3)%
Wireline (2)	473.3	476.1	(0.6)%	965.3	953.7	1.2%
Domestic mobile • TMN(2)	367.1	386.6	(5.1)%	737.1	773.0	(4.6)%
Brazilian mobile • Vivo(1)	738.7	765.9	(3.6)%	1,442.4	1,431.4	0.8%
Other and eliminations	48.0	39.6	21.3%	86.7	82.1	5.5%
Operating costs, excluding PRBs and D&A	1,032.1	1,082.6	(4.7)%	2,034.0	2,048.7	(0.7)%
Wages and salaries	177.2	154.5	14.7%	338.8	311.2	8.9%
Direct costs	273.3	275.1	(0.6)%	534.7	518.3	3.2%
Commercial costs	261.7	315.5	(17.0)%	524.3	578.6	(9.4)%
Other operating costs	319.8	337.6	(5.3)%	636.3	640.6	(0.7)%
EBITDA (3)	594.9	585.5	1.6%	1,197.5	1,191.5	0.5%
Post retirement benefits	22.4	10.9	105.7%	44.8	21.9	105.0%
Depreciation and amortisation	342.1	313.0	9.3%	668.3	609.6	9.6%
Income from operations (4)	230.4	261.6	(11.9)%	484.4	560.0	(13.5)%
Other expenses (income)	14.9	67.8	(78.1)%	17.6	79.4	(77.8)%
Curtailment costs, net	1.6	62.7	(97.4)%	3.5	78.0	(95.5)%
Net losses (gains) on disposal of fixed assets	(0.4)	(4.2)	(89.7)%	0.1	(13.3)	n.m.
Net other costs (gains)	13.6	9.2	47.8%	14.0	14.6	(4.1)%
Income before financ. & inc. taxes	215.5	193.9	11.2%	466.8	480.6	(2.9)%
Financial expenses (income)	35.9	30.1	19.4%	54.4	73.0	(25.6)%
Net interest expenses	72.4	65.2	11.0%	144.7	115.6	25.2%
Equity in earnings of affiliates, net	(53.5)	(40.9)	30.9%	(102.2)	(74.5)	37.3%
Net other financial losses (gains)	17.1	5.8	194.7%	11.8	31.9	(62.9)%
Income before income taxes	179.6	163.8	9.7%	412.4	407.6	1.2%
Provision for income taxes	(62.3)	(35.5)	75.7%	(117.8)	(114.2)	3.2%
Income from continued operations	117.3	128.3	(8.6)%	294.6	293.4	0.4%
Losses (income) attributable to minority interests	(27.6)	(16.2)	70.0%	(38.5)	(41.6)	(7.4)%
Consolidated net income	89.7	112.1	(20.0)%	256.1	251.9	1.7%

(1) Considering a Euro/Real average exchange rate of 2.5946 in 1H08 and 2.9214 in 1H09. (2) The wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN this impact amounted to Euro 40.3 million in 1H09 and Euro 21.5 million in 2Q09. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 1H09, wireline operating revenues increased by 1.2% y.o.y, supported by the inflection of retail revenues, which posted a 1.2% increase y.o.y, as a result of the continued strong performance of triple-play, pay-TV, broadband and its positive impact in the improvement of the trend of line loss.

The success of PT’s triple-play and pay-TV offer (“Meo”) is demonstrated by strong growth in retail net additions, which reached 137 thousand in 1H09, underpinned by decelerating line loss and growth in flat fee broadband customers. Line loss reached 65 thousand in 1H09 compared to 110 thousand lines in 1H08. At the same time, PT continued to gain broadband market share as flat fee broadband net additions reached 78 thousand in 1H09 compared to 30 thousand in 1H08. As a result of this improved performance, PT had 443 thousand pay-TV customers at the end of 1H09, with 131 thousand net additions during the period, and equivalent to 56.7% penetration of the ADSL customer base. The ADSL retail customer base increased by 71 thousand customers, equivalent to a growth of 19.9% y.o.y, thus taking the number of ADSL customers to 781 thousand.

TMN’s operating revenues decreased by 4.6% y.o.y due to the impact of lower MTRs (Euro 40 million), which more than offset the continued growth in customer revenues (+1.9% y.o.y in 1H09). Data revenues increased by 13.7% y.o.y in 1H09, and already account for 22.7% of service revenues. Excluding the impact of lower MTRs, TMN’s operating revenues would have increased by 0.6% y.o.y in 1H09, underpinned by growth in customer revenues of 1.9% y.o.y.

Revenues from domestic operations decreased by 1.5% y.o.y in 1H09 in great part due to substantially lower equipment sales, which declined by Euro 15 million, from 1H08 to 1H09. The financial performance of the domestic operations was also negatively impacted by lower MTRs. Excluding this adverse impact of MTRS, revenues from the domestic operations would have increased by 1.1% y.o.y.

Vivo’s operating revenues increased by 0.8% y.o.y in Euros and by 13.5% y.o.y in Reais, on the back of continued customer growth (15.8% increase y.o.y in the customer base). Excluding the consolidation of Telemig and using constant exchange rate, Vivo’s operating revenues would have increased by 7.7% y.o.y, with service revenues growing by 9.6% y.o.y.

Other revenues, including intra-group eliminations, increased by 5.5% y.o.y, in 1H09, mainly due to the improved revenue performance of PT’s call centre business in Brazil, MTC in Namibia and Timor Telecom, which more than offset the loss of fees resulting from the termination of the management contract with Vivo in August 2008.

Table 3 _ Revenues by region	Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Domestic operations (1)	805.5	827.1	(2.6)%		1,632.9	1,657.6	(1.5)%
Brazil (2)	764.6	786.0	(2.7)%		1,489.2	1,470.0	1.3%
Other and eliminations (3)	56.8	55.1	3.2%		109.4	112.6	(2.8)%
Total operating revenues	1,627.0	1,668.2	(2.5)%		3,231.5	3,240.1	(0.3)%
Weight (%)
Domestic operations (1)	49.5	49.6	(0.1	)pp	50.5	51.2	(0.6	)pp
Brazil (2)	47.0	47.1	(0.1	)pp	46.1	45.4	0.7	pp
Other and eliminations (3)	3.5	3.3	0.2	pp	3.4	3.5	(0.1	)pp
Total operating revenues	100.0	100.0	0.0	pp	100.0	100.0	(0.0	)pp

(1) Domestic operations include the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (2) Considering a Euro/Real average exchange rate of 2.5946 in 1H08 and 2.9214 in 1H09. Includes mainly Vivo and Dedic. (3) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

The contribution from fully and proportionally consolidated international assets to operating revenues increased from 48.8% in 1H08 to 49.8% in 1H09. Brazil accounted for 46.1% of consolidated operating revenues, an increase of 0.7pp over 1H08, despite the adverse impact of the depreciation of the Real against the Euro in the period.

EBITDA increased by 0.5% y.o.y, in 1H09, to Euro 1,197 million, equivalent to a margin of 37.1%. Excluding the effects of the consolidation of Telemig, lower MTRs and using constant exchange rate, consolidated EBITDA would have increased by 4.5% y.o.y. EBITDA performance in the period was supported by growth at Vivo and other international assets, which was partially offset by the decrease in the domestic businesses, as a result of investments in triple-play, pay-TV and wireless broadband and the termination of Vivo’s management fee.

Wireline EBITDA amounted to Euro 409 million in 1H09, equivalent to a 42.3% margin. EBITDA margin continued to be impacted primarily by higher programming, customer care and support service costs related to the roll-out of the pay-TV service. In 1H09, wages and salaries in the wireline segment increased by 1.5% y.o.y as a result of the decision to halt the redundancy programme and focus on insourcing, which in turn led to the reduction of the obligations related to salaries to pre-retired and suspended employees (Euro 53 million in 1H09) and corresponding cash payments.

In 1H09, TMN’s EBITDA decreased by 1.7% y.o.y to Euro 331 million mainly as a result of the decrease in MTRs. EBITDA margin stood at 45.0%. Excluding the negative impact of Euro 20.6 million due to lower MTRs, TMN’s EBITDA would have increased by 4.4% y.o.y in 1H09, as a result of strict cost discipline and growth in customer revenues.

In 1H09, Vivo’s EBITDA increased by 20.4% y.o.y in 1H09, underpinned by customer growth and strict cost control. Excluding the consolidation of Telemig and using constant exchange rate, Vivo’s EBITDA would have increased by 29.5% y.o.y. Vivo’s EBITDA margin reached 29.0% in 1H09, an improvement of 4.7pp versus 1H08.

Other EBITDA decreased by 16.7% y.o.y to Euro 39 million in 1H09, mainly as a result of the loss of fees due to the termination of Vivo’s management contract as from August 2008, notwithstanding the improved performance of MTC, in Namibia, and Timor Telecom.

Table 4 _ EBITDA by business segment (1) (2)	Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Wireline	200.6	225.9	(11.2)%		408.7	459.8	(11.1)%
Domestic mobile • TMN	161.7	170.9	(5.4)%		331.4	337.3	(1.7)%
Brazilian mobile • Vivo(1)	214.6	163.7	31.0%		418.2	347.4	20.4%
Other and eliminations	18.1	25.0	(27.7)%		39.1	47.0	(16.7)%
EBITDA (2)	594.9	585.5	1.6%		1,197.5	1,191.5	0.5%
EBITDA margin (%)	36.6	35.1	1.5	pp	37.1	36.8	0.3	pp
Domestic operations (3)	360.8	395.2	(8.7)%		737.0	793.8	(7.2)%
Brazil (1) (4)	217.4	168.8	28.8%		422.6	354.7	19.1%
Other (5)	16.7	21.4	(22.0)%		37.9	42.9	(11.8)%
Weight (%)
Domestic operations	60.6	67.5	(6.9	)pp	61.5	66.6	(5.1	)pp
Brazil	36.5	28.8	7.7	pp	35.3	29.8	5.5	pp
Other	2.8	3.7	(0.8	)pp	3.2	3.6	(0.4	)pp
EBITDA	100.0	100.0	(0.0	)pp	100.0	100.0	(00	)pp

(1) Considering a Euro/Real average exchange rate of 2.5946 in 1H08 and 2.9214 in 1H09. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.  (3) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (4) Includes mainly Vivo and Dedic. (5) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Fully and proportionally consolidated international assets contributed to 41.1% of PT’s consolidated EBITDA in 1H09, up from 34.6% in 1H08. Brazilian businesses accounted for 35.3% of EBITDA in 1H09, which compares to 29.8% in 1H08. EBITDA of the fully consolidated African businesses in 1H09 accounted for 4.7% of consolidated EBITDA, an increase of 0.6 pp y.o.y.

Post retirement benefit costs amounted to Euro 45 million in 1H09, compared to Euro 22 million in 1H08, primarily as a result of lower expected return on assets (Euro 20 million), following the devaluation of fund assets under management that occurred in 2008 due to market conditions.

Depreciation and amortisation costs increased by 9.6% y.o.y to Euro 668 million, reflecting higher contributions from: (1) Vivo, which accounted for approximately 78% of the increase in D&A, as a result of the acquisition and consolidation of Telemig and higher depreciation rates for the CDMA network, following the GSM network rollout, partially offset by the impact of the depreciation of the Real against the Euro in 1H09, and (2) the wireline business in Portugal, resulting from the investments in the rollout of pay-TV service, and also from the revaluation of ducts and certain real estate assets undertaken in 2008. Excluding the effects of the consolidation of Telemig and using constant exchange rate, consolidated D&A would have increased by 11.8% y.o.y.

Curtailment costs amounted to Euro 3 million in 1H09, as compared to Euro 78 million in the same period of last year, due to the halting of the redundancy programme.

Net losses on disposal of fixed assets amounted to Euro 0.1 million in 1H09, as compared to net gains of Euro 13 million in the same period of last year. Gains recorded in 1H08 were related to real estate disposals, which generated a cash inflow of Euro 15 million in the period.

Net interest expenses increased to Euro 145 million, equivalent to an increase of 25.2% y.o.y, of which: (1) Euro 22 million was due to the increase in PT’s average net debt in the period, post completion of the share buyback programme undertaken in 2008 and to the acquisitions of Telemig and 3G licences in Brazil, and (2) Euro 5 million due to the increase in the average cost of debt in Brazil. In 1H09, consolidated average cost of debt was 4.9%. Excluding Brazil, the average cost of debt was 4.0% versus 4.0% in 1H08.

Equity in earnings of affiliates includes primarily PT’s share in the earnings of Unitel, CTM, Médi Télécom and UOL, and amounted to Euro 102 million in 1H09, compared to Euro 74 million in 1H08, up by 37.3% y.o.y. In 1H08, equity in earnings of affiliates included a Euro 9 million gain related to the disposal of PT’s interest in Banco Best.

Net other financial losses, which include foreign currency gains, net gains on financial assets and other financial expenses, amounted to Euro 12 million in 1H09, as compared to Euro 32 million in 1H08. Net foreign currency gains amounted to Euro 2 million in 1H09, an improvement over the net losses of Euro 13 million in 1H08, which were mainly related to the impact of the depreciation of the US Dollar against the Euro on net assets denominated in US Dollars. Net gains on financial assets amounted to Euro 7 million in 1H09 (losses of Euro 4 million in 1H08) due to the change in fair value of free-standing cross-currency derivative instruments. Other financial expenses, which include banking services, commissions, financial discounts and other financing costs, increased to Euro 21 million in 1H09, compared to Euro 15 million in 1H08.

Provision for income taxes increased from Euro 114 million in 1H08 to Euro 118 million in 1H09 corresponding to an effective tax rate of 28.0% in 1H08 and 28.6% in 1H09.

Income attributable to minority interests decreased to Euro 38 million in 1H09, compared to Euro 42 million in 1H08. The reduction in this caption is primarily attributable to the decrease in minority interests from: (1) Vivo, which amounted to Euro 13 million in 1H09 compared to Euro 16 million in 1H08, and (2) Africatel, which amounted to Euro 21 million in 1H09 compared to Euro 24 million in 1H08. The reduction in Vivo’s minority interests is mainly related to the increase in D&A costs, in part related to the acquisition of Telemig, which more than offset the impact of the improvement in EBITDA.

Net income increased by 1.7% y.o.y in 1H09 to Euro 256 million, compared to Euro 252 million in 1H08. In addition to the EBITDA increase in the period, PT benefited from lower curtailment costs and higher income from affiliates, which more than offset higher post retirement benefits, depreciation and amortisation and interest costs. In 1H08, net income included a Euro 13 million gain related to real estate disposals and a Euro 9 million gain related to the disposal of PT’s interest in Banco Best.

Earnings per Share

In 1H09, basic earnings per share increased by 9.6% y.o.y to Euro 29 cents, benefiting from the reduction in the number of shares outstanding following the completion of the share buyback programme.

The average number of shares outstanding decreased by 7.2% to 876 million in 1H09, whilst the diluted average number of shares outstanding over the same period declined by 6.8% to 941 million. At the end of June 2009, the number of shares outstanding, adjusted for the 20.6 million own shares recognised in the statement of financial position, was 876 million.

Table 5 _ Earnings per share	Million (shares outstanding); Euro (per share data)

	2Q09	2Q08	y.o.y	1H09	1H08	y.o.y
Average number of shares oustanding
Basic	875.9	911.5	(3.9)%	875.9	944.0	(7.2)%
Diluted (1)	940.5	976.2	(3.7)%	940.5	1,008.6	(6.8)%
Earnings per share
Basic	0.10	0.12	(17.4)%	0.29	0.27	9.6%
Diluted (1) (2)	0.10	0.12	(15.6)%	0.29	0.26	9.0%

(1) Diluted shares are calculated assuming the full exercise of convertible bonds. (2) Diluted earnings are computed adjusting for the costs of convertible bonds.

Capex

Total capex increased by 41.1% y.o.y in 1H09 to Euro 506 million, equivalent to 15.7% of revenues, as a result of growth in wireline and Vivo, which more than offset capex reductions at TMN.

Wireline capex increased from Euro 126 million in 1H08 to Euro 227 million in 1H09, primarily as a result of: (1) the FTTH rollout and investments in network upgrades to provide increased bandwidth, related to the continued success of IPTV services, and (2) a strong growth in pay-TV net additions resulting in increased customer-related capex (Euro 35 million) during 1H09.

TMN’s capex decreased by 27.6% y.o.y to Euro 58 million in 1H09. The decrease in TMN’s capex is primarily explained by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008, which resulted in improved quality of mobile voice and data services in Portugal. As a result, in a recent study undertaken by the Portuguese telecoms regulator, TMN was considered as having the most reliable and stable network performance in Portugal.

Table 6 _ Capex by business segment (1)	Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Wireline	125.9	77.0	63.5%		227.3	125.7	80.8%
Domestic mobile • TMN(2)	33.4	48.6	(31.2)%		58.0	80.1	(27.6)%
Brazilian mobile • Vivo (1) (3)	104.7	80.7	29.8%		191.3	128.2	49.2%
Other	18.0	9.5	89.1%		29.3	24.3	20.4%
Total capex	282.1	215.9	30.6%		505.9	358.4	41.1%
Capex as % of revenues (%)	17.3	12.9	4.4	pp	15.7	11.1	4.6	pp

(1) Considering a Euro/Real average exchange rate of 2.5946 in 1H08 and 2.9214 in 1H09. (2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1H09). (3) Excludes the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08).

Capex at Vivo increased from Euro 128 million in 1H08 to Euro 191 million in 1H09. Excluding the consolidation of Telemig (Euro 7 million) and the depreciation of the Real against the Euro (Euro 23 million), capex at Vivo would have increased by 61.7% y.o.y. Capex at Vivo was primarily directed towards: (1) increasing network capacity to support the accelerated growth experienced by Vivo, namely in GSM / EDGE; (2) expanding coverage of WCDMA / HSUPA network; (3) continued expansion of coverage in the Northeast states following the launch of the service in October 2008, and (4) continued improvement in network quality to meet the objectives set forth by the local regulator.

In 1H09, other capex increased to Euro 29 million, compared to Euro 24 million in 1H08, primarily due to the increase in capex related to PT’s businesses in Africa, namely MTC and CVT, and related to Timor Telecom, which more than offset the decrease in capex of the call centre business in Brazil.

Cash Flow

Operating cash flow decreased to Euro 476 million in 1H09, compared to Euro 717 million in 1H08, primarily due to the reduction in EBITDA minus Capex, as a result of the 41.1% increase in capex, and an increase in working capital investment. The increase in working capital investment is mainly explained by: (1) one-off cash receipts in 1H08 from Zon and the settlement with the Portuguese State of discounts granted to retirees; (2) Vivo’s management fees received in 1H08 (Euro 15 million), and (3) higher capex in 4Q08 as compared to 4Q07, resulting in higher payments to fixed assets suppliers in 1H09 as compared to 1H08.

Free cash flow amounted to Euro 135 million in 1H09, which compares to Euro 7 million in 1H08. This increase is primarily explained by the investment in the acquisition of Telemig in 1H08 (Euro 327 million), the decrease in income taxes paid (Euro 66 million), and the decrease in contributions and payments related to PRBs, following the decision, at the end of 2008, to halt the redundancy programme. These effects more than offset: (1) the reduction in operating cash flow described above; (2) the increase in interest paid (Euro 23 million), due to higher average net debt and an increase in the average cost of debt in Brazil, and (3) the disposal of the investment in Banco Best in 1H08 (Euro 16 million).

Table 7 _ Free cash flow	Euro million

	2Q09	2Q08	y.o.y	1H09	1H08	y.o.y
EBITDA minus Capex	312.8	369.6	(15.4%)	691.6	833.1	(17.0)%
Non-cash items	18.3	34.2	(46.4%)	49.8	63.8	(21.9)%
Change in working capital	68.0	9.1	n.m.	(265.8)	(179.9)	47.7%
Operating cash flow	399.1	412.9	(3.3)%	475.6	716.9	(33.7)%
Acquisition of Telemig	0.0	(326.8)	n.m.	0.0	(326.8)	n.m.
Interest	(97.4)	(120.1)	(18.9)%	(225.1)	(202.4)	11.3%
Contributions and payments related to PRBs	(39.7)	(52.1)	(23.7)%	(86.5)	(100.8)	(14.2)%
Income taxes (1)	(18.7)	(74.6)	(75.0)%	(27.9)	(93.7)	(70.2)%
Dividends received	0.1	2.6	(94.4)%	8.0	9.1	(11.9)%
Other cash movements (2)	(16.8)	(9.6)	74.3%	(9.3)	4.9	n.m.
Free cash flow	226.7	(168.3)	n.m.	134.9	6.7	n.m.

(1) In 1H08, PT paid Euro 64 million in Portugal regarding the fourth and last instalment of income taxes related to 2007. In 1H09, there were no ordinary taxes paid in the domestic businesses, as the payments on account made during 2008 were higher than the tax payable. (2) In 1H08, this caption included Euro 15 million of cash proceeds from real estate asset disposals.

Consolidated Net Debt

Consolidated net debt amounted to Euro 6,156 million as at 30 June 2009, compared to Euro 5,571 million as at 31 December 2008, an increase of Euro 585 million mainly due to the dividends paid by PT, amounting to Euro 504 million, and the appreciation of the Brazilian Real against the Euro, leading to an increase in net debt of Euro 128 million, thus offsetting the cash flow generated in the period.

As at 30 June 2009, total consolidated gross debt amounted to Euro 7,577 million, of which 85.6% was medium/long-term and 59.2% was set at fixed rates. As at 30 June 2009, 85.2% of total debt was denominated in Euros and 14.8% in Brazilian Reais. Vivo’s debt is either Real-denominated or has been hedged into Reais.

Table 8 _ Change in net debt	Euro million

	2Q09	2Q08	1H09	1H08
Net debt (initial balance)	5,740.6	4,767.5	5,571.3	4,381.8
Less: free cash flow	226.7	(168.3)	134.9	6.7
Translation effect on foreign currency debt	72.4	64.0	128.2	48.3
Settlement of currency forwards derivatives (1)	37.6	0.0	37.6	0.0
Dividends paid by PT	503.6	533.2	503.6	533.2
Acquisition of own shares (2)	0.0	154.7	0.0	731.1
Impact of Telemig consolidation	0.0	(128.9)	0.0	(128.9)
Acquisition of 3G licenses by Vivo	0.0	227.2	0.0	227.2
Commitments under the terms of the UMTS license	0.0	0.0	11.5	0.0
Other (3)	28.6	13.9	38.8	13.9
Net debt (final balance)	6,156.2	5,800.0	6,156.2	5,800.0
Change in net debt	415.5	1,032.5	584.9	1,418.1
Change in net debt (%)	7.2%	21.7%	10.5%	32.4%

(1) PT settled an Euro-Dollar derivative in April, 7 which resulted in a payment of Euro 38 million. As such, PT no longer holds any free standing derivatives on its domestic businesses. (2) In 1H08, PT contracted equity swaps over 89.2 million own shares under the share buyback programme concluded in December 2008. (3) This caption includes mainly Euro 45 million related to dividends paid by PT’s fully consolidated subsidiaries to minority shareholders (Euro 12 million in 1H08), net of Euro 13 million related to the cash contribution of minority shareholders to a share capital increase at Vivo Participações.

The amount of cash available in the domestic operations plus the undrawn amount of committed commercial paper lines and standby facilities totalled Euro 1,779 million at the end of June 2009, of which Euro 906 million was undrawn committed commercial paper and standby facilities. In April 2009, PT repaid

Euro 880 million in an existing bond and issued a Euro 1 billion 4-year bond, thus increasing its liquidity position and the average maturity of its debt. In addition, PT issued Euro 450 million, during 1H09, which includes a tap of the 2012 Euro Bond, new bilateral lines and private placements.

PT’s average cost of debt was 4.9% in 1H09, with a maturity of 5.2 years as at 30 June 2009. Excluding Brazil, PT’s average cost of debt was 4.0% in 1H09, with a maturity of 5.1 years as at 30 June 2009. In 1H09, the net debt to EBITDA ratio was 2.6x (2.4x in 1H08) and EBITDA cover stood at 8.3x (10.3x in 1H08).

Post Retirement Benefits Obligations

As at 30 June 2009, the projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 3,046 million and the market value of assets amounted to Euro 2,143 million. In addition, PT has liabilities with salaries to suspended and pre-retired employees amounting to Euro 855 million, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, gross unfunded total obligations amounted to Euro 1,757 million, while after-tax unfunded obligations amounted to Euro 1,291 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants. PT kept the actuarial assumptions used in December 2008 unchanged in order to compute the 1H09 post retirement obligations.

Table 9 _ Post retirement benefits obligations	Euro million

	30 June 2009	31 December 2008
Pensions obligations	2,617.7	2,607.5
Healthcare obligations	427.9	426.3
PBO of pension and healthcare obligations	3,045.6	3,033.8
Market value of funds (1)	(2,143.2)	(2,131.6)
Unfunded pensions and healthcare obligations	902.4	902.1
Salaries to suspended and pre-retired employees	854.6	907.7
Total gross unfunded obligation	1,757.0	1,809.9
After-tax unfunded obligations	1,291.4	1,330.2
Unrecognised prior years service gains	24.5	25.4
Accrued post retirement benefits	1,781.5	1,835.3

(1) The change in the market value of funds resulted from the positive performance of assets under management of Euro 81.4 million (equivalent to 3.9% in 1H09) and the contributions made by beneficiaries and by PT totalling Euro 10.2 million, which were partially offset by the payment of pensions and supplements of Euro 70.0 million and healthcare benefits of Euro 11.2 million.

Total gross unfunded obligations decreased by Euro 53 million to Euro 1,757 million in 1H09, as a result of lower responsibilities related with salaries payable to suspended and pre-retired employees, while responsibilities towards pension and healthcare benefits remained flat with the positive performance of assets under management (3.9% in 1H09) offsetting the time value effect on the unfunded gap. The decrease in the liability concerning salaries to suspended and pre-retired employees is related to the halting of the redundancy programme. In addition, PT approved an extraordinary contribution of up to Euro 150 million to the pension funds to be carried out during 2009, in kind, through a transfer of certain real estate assets.

Table 10 _ Change in gross unfunded obligations	Euro million

	1H09	1H08
Gross unfunded obligations (initial balance)	1,809.9	1,304.0
Post retirement benefits costs (PRB)	45.8	22.8
Curtailment cost	3.5	78.0
Contributions and payments (1)	(86.5)	(100.8)
Net actuarial (gains) losses (2)	(15.6)	202.2
Gross unfunded obligations (final balance)	1,757.0	1,506.2
After-tax unfunded obligations	1,291.4	1,107.1

(1) In 1H09, this caption includes: (i) payments of salaries to pre-retired and suspended employees amounting to Euro 78.3 million; (ii) termination payments, under the workforce reduction programme, amounting to Euro 2 million; (iii) net payment of healthcare expenses made by PT amounting to Euro 1.2 million, and (iv) contributions to the pension funds of Euro 5.1 million. (2) In 1H09, this caption relates to the difference between the actual return on assets (Euro 81.4 million, or 3.9% in 1H09) and the expected return on assets (6% on an annual basis).

Table 11 _ Post retirement benefits costs	Euro million

	1H09	1H08
Service cost	3.4	5.2
Interest cost	108.2	103.6
Expected return on assets (1)	(65.8)	(86.0)
Sub-total	45.8	22.8
Amortisation of prior year service gains	(0.9)	(0.9)
Post retirement benefits costs	44.8	21.9

(1) The decrease in the expected return on assets is explained by the devaluation of plan assets occurred in 2008.

Equity

Equity excluding minority interests amounted to Euro 440 million as at 30 June 2009. The increase of Euro 208 million in 1H09 is explained by: (1) the net income generated in the period of Euro 256 million, (2) actuarial gains related to post retirement benefits amounting to Euro 11 million (net of taxes), and (3) positive currency translation adjustments amounting to Euro 432 million, mainly related to the appreciation of the Real against the Euro. These effects more than offset the dividends paid by PT to shareholders amounting to Euro 504 million.

Table 12 _ Change in shareholders’ equity (excluding minority interests)	Euro million

1H09
Equity before minority interests (initial balance)	232.0
Net income	256.1
Currency translation adjustments	432.2
Dividends (1)	(503.6)
Net actuarial gains (losses), net of taxes	11.4
Other	12.3
Equity before minority interests (final balance)	440.4
Change in equity before minority interests	208.4
Change in equity before minority interests (%)	89.8%

(1) Dividends paid on 24 April 2009.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the Company prepared in accordance with Portuguese GAAP. Distributable reserves decreased by Euro 280 million to Euro 488 million as at 30 June 2009, as the Euro 186 million net income generated in 1H09, under Portuguese GAAP, was more than offset by the dividends paid by PT amounting to Euro 504 million.

Table 13 _ Change in distributable reserves	Euro million

1 H09
Distributable reserves (initial balance)	768.0
Dividends attributed	(503.6)
Net income under Portuguese GAAP (1)	185.6
Other	37.6
Distributable reserves (final balance)	487.5
Change in distributable reserves in the period	(280.4)
Change in distributable reserves in the period (%)	(36.5)%

(1) The main differences between net income under Portuguese GAAP and IFRS are related to the recognition of post retirement benefits, the goodwill amortisation and the recognition of fair value of financial instruments and derivatives.

Consolidated Statement of Financial Position

As at 30 June 2009, the net exposure (assets minus liabilities) to Brazil amounted to Euro 2,686 million. The assets denominated in Brazilian Reais in the consolidated statement of financial position, as at 30 June 2009, amounted to Euro 6,128 million, equivalent to 41.6% of total assets.

The increase in total assets in 1H09 is mainly due to the impact of the appreciation of the Real against the Euro, whilst the increase in total liabilities is primarily explained by the increase in gross debt resulting mainly from the dividend (Euro 504 million) attributed to shareholders following the AGM of 27 March 2009 and paid on 24 April 2009, and also the impact of the appreciation of the Real against the Euro.

Table 14 _ Consolidated statement of financial position	Euro million

	30 June 2009	31 December 2008
Cash and equivalents	1,420.5	1,124.6
Accounts receivable, net	1,608.8	1,393.7
Inventories, net	301.6	297.4
Financial investments	632.6	634.3
Intangible assets, net	3,870.3	3,463.0
Tangible assets, net	4,709.6	4,637.8
Accrued post retirement asset	1.6	1.6
Other assets	872.0	973.1
Deferred tax assets and prepaid expenses	1,296.5	1,188.8
Total assets	14,713.6	13,714.4
Accounts payable	1,262.3	1,373.6
Gross debt	7,576.6	6,695.9
Accrued post retirement liability	1,783.1	1,836.9
Other liabilities	1,706.9	1,777.4
Deferred tax liabilities and deferred income	847.7	834.5
Total liabilities	13,176.5	12,518.2
Equity before minority interests	440.4	232.0
Minority interests	1,096.6	964.2
Total shareholders’ equity	1,537.0	1,196.2
Total liabilities and shareholders’ equity	14,713.6	13,714.4

03

Operational Review

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 2.6% y.o.y in 2Q09 as a result of the severe decline in MTRs and the substantial decrease in equipment sales, despite the strong performance of wireline retail revenues, which increased by 2.0% y.o.y in 2Q09, and TMN customer revenues, which increased by 1.6% y.o.y. Revenue performance of the domestic operations was negatively impacted by lower MTRs in the amount of Euro 23.3 million. Excluding this adverse impact, revenues from the domestic operations would have increased by 0.2%. Adjusting for the impact of lower MTRs, TMN’s service revenues would have increased by 0.4% y.o.y in 2Q09.

Wireline revenues decreased by 0.6% y.o.y in 2Q09, impacted by a marked decrease in equipment sales (-45.1% y.o.y). The improvement in retail revenues, the best performance of the last eighteen quarters, is explained by the robust take-up of pay-TV and postpaid broadband and by decelerating line loss. Accordingly, retail revenue generating units (RGUs) increased by 52 thousand in 2Q09, compared to 28 thousand in 2Q08. The continued success of pay-TV is underpinning the performance of the wireline segment even though it was only launched on a nationwide basis in April 2008 and has not yet reached critical mass.

Customer revenues at TMN continued to post resilient growth in 2Q09 (+1.6% y.o.y), driven by data revenues, which increased by 10.2% y.o.y and account for 22.6% of mobile service revenues, an improvement of 3.3pp y.o.y. As of 1 April 2009, MTRs were reduced from Euro 7 cents to Euro 6.5 cents, which compares to Euro 11 cents in 2Q08, equivalent to a decline in interconnection revenues of 38.7% y.o.y in 2Q09.

Table 15 _ Domestic operations income statement (1)						Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Operating revenues	805.5	827.1	(2.6)%		1,632.9	1,657.6	(1.5)%
Wireline	473.3	476.1	(0.6)%		965.3	953.7	1.2%
Domestic mobile • TMN	367.1	386.6	(5.1)%		737.1	773.0	(4.6)%
Other and eliminations	(34.8)	(35.6)	(2.3)%		(69.6)	(69.1)	0.7%
EBITDA (2)	360.8	395.2	(8.7)%		737.0	793.8	(7.2)%
Post retirement benefits	22.4	10.9	105.7%		44.8	21.9	105.0%
Depreciation and amortisation	153.3	147.7	3.8%		304.6	293.5	3.8%
Income from operations (3)	185.1	236.6	(21.8)%		387.5	478.5	(19.0)%
EBITDA margin	44.8%	47.8%	(3.0	)pp	45.1%	47.9%	(2.8	)pp
Capex (4)	162.6	127.4	27.6%		289.6	209.8	38.0%
Capex as % of revenues	20.2%	15.4%	4.8	pp	17.7%	12.7%	5.1	pp
EBITDA minus Capex	198.2	267.8	(26.0)%		447.3	584.0	(23.4)%

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1H09).

EBITDA declined by 8.7% y.o.y in 2Q09 to Euro 361 million, equivalent to a margin of 44.8%. This performance was achieved against a backdrop of: (1) strong growth in the pay-TV service, which resulted in higher programming and commercial costs; (2) increased customer care and support costs, due to the growth in pay-TV and wireless broadband; (3) lower MTRs, and (4) the halting of the redundancy programme in favour of insourcing.

Wireline

Wireline operating revenues decreased by 0.6% y.o.y in 2Q09 to Euro 473 million, impacted by the decline in equipment sales (-45.1% y.o.y) and in MTRs. Excluding the negative effect of MTRs, operating revenues would have increased by 1.1% y.o.y. Notwithstanding continued pressure on the traditional voice business, revenues of pay-TV and ADSL retail have been increasing (+69.2% y.o.y) in line with the stated strategy of addressing the residential market by offering triple-play and dual-play services.

Retail revenues increased by 2.0% y.o.y in 2Q09, the best performance of the last eighteen quarters, to Euro 243 million, underpinned by the growth in RGUs of 52 thousand, namely in pay-TV customers (+59 thousand net additions in the quarter) and high quality broadband net adds (+33 thousand flat fee net adds). The growth in number of RGUs per subscriber contributed to the increase in retail ARPU of 1.1% y.o.y. The improvement in the performance of retail revenues occurred notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and notwithstanding challenging economic conditions.

Table 16 _ Wireline income statement (1)						Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Operating revenues	473.3	476.1	(0.6)%		965.3	953.7	1.2%
Retail	242.7	237.8	2.0%		487.3	481.5	1.2%
Wholesale	120.2	117.9	1.9%		245.8	237.0	3.7%
Data & corporate	70.5	70.1	0.6%		150.4	137.7	9.3%
Other wireline revenues	39.9	50.2	(20.6)%		81.9	97.5	(16.0)%
Operating costs, excluding D&A	272.7	250.2	9.0%		556.6	493.9	12.7%
Wages and salaries	56.2	54.9	2.3%		115.3	113.7	1.5%
Direct costs	97.7	93.4	4.6%		202.6	181.1	11.8%
Commercial costs	24.6	32.8	(25.0)%		50.1	54.0	(7.3)%
Other operating costs	94.2	69.1	36.4%		188.7	145.2	30.0%
EBITDA (2)	200.6	225.9	(11.2)%		408.7	459.8	(11.1)%
Post retirement benefits	22.4	10.9	105.8%		44.8	21.8	105.2%
Depreciation and amortisation	98.0	83.8	16.9%		195.4	168.8	15.7%
Income from operations (4)	80.2	131.2	(38.9)%		168.5	269.1	(37.4)%
EBITDA margin	42.4%	47.4%	(5.1	)pp	42.3%	48.2%	(5.9	)pp
Capex	125.9	77.0	63.5%		227.3	125.7	80.8%
Capex as % of revenues	26.6%	16.2%	10.4	pp	23.5%	13.2%	10.4	pp
EBITDA minus Capex	74.6	148.8	(49.9)%		181.4	334.0	(45.7)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Wholesale revenues increased by 1.9% y.o.y in 2Q09 to Euro 120 million, as a result of the increase in sales of leased lines and capacity. Revenues related to the provisioning of regulated wholesale accesses (ULL, ADSL and wholesale line rental) maintained the downward trend seen since 2Q08, as a consequence of lower accesses.

Revenues from data and corporate services increased by 0.6% y.o.y in 2Q09 as a result of some seasonal effects in relation to the execution of certain large contracts, notwithstanding the increase of 4.1% of revenues from network management, outsourcing and IT.

Other revenues decreased by 20.6% y.o.y in 2Q09, as a result of the decline in equipment sales, which decreased by 45.1% y.o.y in 2Q09, as commercial activities in the quarter continued to focus on the marketing of triple-play and pay-TV services, based on renting of set-top boxes. In the quarter, sales were also impacted by the seasonal effects that affected data and corporate revenues. In 2Q09, the annual decline in sales accelerated when compared to 1Q09 (-9.7%).

EBITDA declined by 11.2% y.o.y in 2Q09, while operating expenses increased by 9.0% y.o.y. The increase in operating expenses continued to be primarily driven by the increase in other operating expenses (+36.4% y.o.y), which reflected higher customer care and support costs related with the continued growth of pay-TV customer base. Direct costs increased by 4.6% y.o.y to Euro 98 million, reflecting higher programming costs, a Euro 15 million increase due to customer growth at Meo, and a decline in traffic costs (-12.2% y.o.y). Wages and salaries increased by 2.3% y.o.y to Euro 56 million, mainly reflecting the decision to halt the redundancy programme and focus on insourcing of certain activities that were previously being outsourced. Commercial costs, which declined by 25.0% y.o.y to Euro 25 million, reflect the 35.9% decline in cost of goods sold, in line with the decline in sales, and also lower marketing and publicity costs (-37.1% y.o.y) against a backdrop where Meo continues to enjoy the highest brand notoriety level in pay-TV in Portugal. EBITDA margin stood at 42.4% in 2Q09, in line with that of 1Q09.

Capex increased from Euro 77 million in 2Q08 to Euro 126 million in 2Q09. Capex was directed mainly towards: (1) customer-related investments, including TV terminal equipment for residential clients and equipment for corporate clients as part of the outsourcing contracts, which increased by Euro 11 million in 2Q09; (2) investments in network upgrades to provide increased bandwidth, related to the continued success of IPTV services, and (3) investments in the fibre network.

2Q09 continued to show a positive trend in retail RGUs. Retail net additions in the quarter reached 52 thousand, as a result of the significant growth of the pay-TV service, which accounted for 59 thousand net additions, bringing total pay-TV customers to 443 thousand. Underpinned by pay-TV bundles, ADSL net additions in the quarter reached 29 thousand, with post paid net additions of 33 thousand, while traffic generating lines declined by 25 thousand. In the quarter, net disconnections of voice lines were only 35 thousand, despite being negatively affected by the 11 thousand net disconnections of carrier pre-selection lines. This performance marks a clear improvement in relation to the same period last year, which saw 51 thousand net disconnections, thus consolidating the improvement of the secular trend. This clearly proves the continued success and the benefits of the triple-play and dual-play Meo offer to PT’s competitive position in the retail market and its positive impact on the take-up of both ADSL and fixed lines. Pay-TV customers already represent 16.9% of traffic-generating lines and 56.7% of the ADSL customer base, a solid performance considering that the TV service was launched, on a nationwide basis, in April 2008.

It is worth highlighting that the number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV offer and stood at 1.44 in 2Q09, as compared to 1.40 in 1Q09 and 1.26 in 2Q08.

In 2Q09, blended ARPU increased by 1.1% y.o.y to Euro 29.9, as a result of higher penetration of both TV and ADSL, despite a lower contribution from voice revenues.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 6 thousand in 2Q09, reflecting a decrease in carrier pre-selection (-11 thousand) and wholesale line rental (-3 thousand), partially offset by an increase in unbundled local loop lines (8 thousand).

Table 17 _ Wireline operating data

	2Q09	2Q08	y.o.y	1H09	1H08	y.o.y
Main accesses (‘000)	4,426	4,151	6.6%	4,426	4,151	6.6%
Retail accesses	4,001	3,673	8.9%	4,001	3,673	8.9%
PSTN/ISDN	2,777	2,906	(4.4)%	2,777	2,906	(4.4)%
Traffic-generating lines	2,625	2,712	(3.2)%	2,625	2,712	(3.2)%
Carrier pre-selection	153	194	(21.3)%	153	194	(21.3)%
ADSL retail	781	651	19.9%	781	651	19.9%
TV customers	443	116	280.8%	443	116	280.8%
Wholesale accesses	425	477	(10.9)%	425	477	(10.9)%
Unbundled local loops	309	314	(1.8)%	309	314	(1.8)%
Wholesale line rental	66	106	(38.3)%	66	106	(38.3)%
ADSL wholesale	51	57	(10.0)%	51	57	(10.0)%
Net additions (‘000)	57	3	n.m.	128	(15)	n.m.
Retail accesses	52	28	84.7%	137	(0)	n.m.
PSTN/ISDN	(35)	(51)	(31.2)%	(65)	(110)	(40.6)%
Traffic-generating lines	(25)	(36)	(31.1)%	(44)	(67)	(34.3)%
Carrier pre-selection	(11)	(16)	(31.2)%	(22)	(44)	(50.2)%
ADSL retail	29	10	190.9%	71	14	n.m.
TV customers	59	70	(15.7)%	131	96	37.0%
Wholesale accesses	5	(25)	n.m.	(8)	(15)	(45.1)%
Unbundled local loops	8	(6)	n.m.	3	23	(85.7)%
Wholesale line rental	(3)	(15)	(78.9)%	(10)	(34)	(70.1)%
ADSL wholesale	1	(4)	n.m.	(2)	(4)	(63.3)%
Retail RGU per access (1)	1.44	1.26	14.0%	1.44	1.26	14.0%
ARPU (Euro)	29.9	29.6	1.1%	29.9	29.5	1.3%
Total traffic (million minutes)	2,773	2,965	(6.5)%	5,619	5,995	(6.3)%
Retail traffic	1,169	1,267	(7.7)%	2,382	2,556	(6.8)%
Wholesale traffic	1,604	1,698	(5.6)%	3,237	3,439	(5.8)%
Employees	6,349	6,172	2.9%	6,349	6,172	2.9%

(1) Retail accesses per PSTN/ISDN line.

2Q09 marks the first year of Meo’s nationwide launch. One year after, in triple-play and pay-TV, Meo is the reference as the most solid and the most innovative pay-TV offer in the Portuguese market. Meo offers new features and functionalities not available to date: (1) real video on demand, with DVD-like functionalities and a catalogue of more than 2,000 movies; (2) catch-up TV; (3) video recording; (4) electronic programming guide; (5) on-line games and internet access through the TV set, and (6) customised offers for kids.

In May 2009, Meo was elected the “Brand of 2008” by the specialised magazine “Meios & Publicidade”, which undertakes an annual initiative aimed at rewarding companies, projects, personalities and advertising agencies for their achievements. Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In effect, proved ad recall stood close to 35% and spontaneous ad recall was above 40% at the end of June, well ahead of any other competing brands in the sector.

Meo provides access to a comprehensive content offering, with more than 110 TV channels and over 2,000 real video-on-demand (VoD) titles. The VoD offer, which includes blockbusters from five Hollywood studios, continues to be a successful and differentiating feature of the service, as more than 50% of Meo’s IPTV customers have already used it on a paid basis (+5pp, as compared to 1Q09), consuming on average 2.7 movies per month.

PT has been continuously strengthening its Meo offer with new features and content, namely through the development of partnerships with key content producers and suppliers. On 6 April 2009, PT launched the AXN channel in high definition (“HD”), available through IPTV and Satellite. On 24 July, PT announced a partnership with free-to-air channel SIC, which enhances its competitive position in pay-TV as well as internet. Additionally, PT also reinforced its offer with international channels aimed at ethnic communities and launched new features like on-TV games and karaoke.

Furthermore, and as part of the continuous investment in innovation in pay-TV, PT launched new mobile features, thus making available to all Meo customers, which are simultaneously TMN customers, the access through the mobile phone to the TV guide (EPG). Meo’s mobile TV service, already with an offer of 40 channels, now offers higher definition due to a significant increase in quality provided in audio and video streaming.

Following the announcement of PT’s investment in fibre optic FTTH network, PT announced a partnership with Corning, a worldwide leader in provision of fibre optics. The FTTH network (fibre-to-the-home) should allow PT to provide high-speed and high quality services, and meet consumers’ needs and requirements. This strategic investment positions PT well in order to achieve its goal of leadership in all areas of its activity in the domestic market and of profitable future growth. Additionally, the new network will support innovative services, which will further differentiate PT’s offers and play an important role in the consolidation of the wireline growth trends and in the reduction of costs associated to maintenance and customer support. As announced, at this initial stage, PT aims to cover one million households with fibre to the home. PT also announced a partnership with Cisco aimed at developing value added solutions for the residential and corporate market segments, which should allow PT to maintain an edge in advanced telecommunication solutions for the residential and corporate market. As part of this alliance, PT launched the TelePresence service, making it available in Lisbon, Porto, Madeira and Azores.

Domestic Mobile

In 2Q09, operating revenues amounted to Euro 367 million, a decrease of 5.1% y.o.y, when compared to 2Q08, mainly due to the negative impact of Euro 21.5 million as a result of lower MTRs. Service revenues decreased in the quarter by 5.7% y.o.y, as the increase in customer revenues, which were up by 1.6% y.o.y, was insufficient to offset the decrease in interconnection revenues (-38.7% y.o.y) due to the regulated cuts in MTRs. Excluding lower MTRs, service revenues would have increased by 0.4%, while operating revenues would have increased by 0.5% y.o.y.

Customer revenues increased by 1.6% y.o.y to Euro 289 million on the back of customer growth, namely in wireless broadband. It is worth highlighting that this marks the tenth consecutive quarter of growth in customer revenues at TMN against a backdrop of a challenging economic environment. Interconnection revenues declined by 38.7% y.o.y in 2Q09 to Euro 38 million, as a result of the decrease in MTRs from Euro 7 cents to Euro 6.5 cents as at 1 April 2009, which compares to Euro 11 cents in 2Q08. With this last cut, TMN has fully implemented the glide path imposed by the regulator. Data revenues continued to be an important source of growth. All wireless data applications from PDAs and BlackBerrys to laptop wireless data cards contributed to data revenue growth, which in the quarter was up by 10.2% y.o.y.

EBITDA decreased by 5.4% y.o.y to Euro 162 million in 2Q09 due to the decline in MTRs, which had a negative impact of Euro 10.9 million in the quarter. Adjusting for this negative effect, EBITDA would have increased by 1.0%. Operating expenses decreased by 4.8% y.o.y in 2Q09 to Euro 205 million, on the back of strict cost discipline and declining interconnection costs notwithstanding increase in other operating costs due to wireless broadband. Direct costs decreased by 8.1% y.o.y in 2Q09 due to the positive impact of lower MTRs. Wages and salaries decreased by 4.3% y.o.y in 2Q09, reflecting efficiency gains as a result of the reorganisation of PT’s domestic businesses along customer segments and fixed-mobile integration. Unitary SARC, which includes marketing, handset subsidies and commissions, has remained flat in 2Q09 (-0.2% y.o.y). EBITDA margin stood at 44.1% in 2Q09, remaining flat as compared to 44.2% in 2Q08.

Table 18 _ Domestic mobile income statement (1)						Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Operating revenues	367.1	386.6	(5.1)%		737.1	773.0	(4.6)%
Services rendered	332.8	352.9	(5.7)%		666.2	697.4	(4.5)%
Customer	288.9	284.3	1.6%		573.9	563.1	1.9%
Interconnection	38.4	62.6	(38.7)%		81.6	124.1	(34.2)%
Roamers	5.5	6.1	(9.7)%		10.7	10.2	4.5%
Sales	32.9	32.1	2.4%		62.9	71.7	(12.3)%
Other operating revenues	1.4	1.5	(9.7)%		8.1	3.9	109.6%
Operating costs, excluding D&A	205.4	215.7	(4.8)%		405.7	435.6	(6.9)%
Wages and salaries	13.0	13.6	(4.3)%		25.9	27.0	(4.2)%
Direct costs	65.1	70.8	(8.1)%		128.3	141.1	(9.0)%
Commercial costs	64.9	71.0	(8.6)%		127.3	146.8	(13.3)%
Other operating costs	62.4	60.3	3.4%		124.2	120.8	2.8%
EBITDA (2)	161.7	170.9	(5.4)%		331.4	337.3	(1.7)%
Depreciation and amortisation	52.1	59.8	(12.8)%		103.0	116.4	(11.5)%
Income from operations (3)	109.6	111.1	(1.4)%		228.4	220.9	3.4%
EBITDA margin	44.1%	44.2%	(0.2	)pp	45.0%	43.6%	1.3	pp
Capex (4)	33.4	48.6	(31.2)%		58.0	80.1	(27.6)%
Capex as % of revenues	9.1%	12.6%	(3.5	)pp	7.9%	10.4%	(2.5	)pp
EBITDA minus Capex	128.3	122.3	4.9%		273.5	257.2	6.3%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1H09).

Capex decreased by 31.2% y.o.y in 2Q09 to Euro 33 million. The decrease in TMN’s capex is explained primarily by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008. Capex continued to be directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and improving mobile voice and data services to customers, an effort that will be intensified in 2H09. Approximately 70% of network capex is being directed towards 3G and 3.5G networks.

In 2Q09 total customers increased by 7.6% y.o.y to 6,980 thousand, with net additions reaching 21 thousand. The success of TMN’s wireless broadband offer has underpinned growth in post paid customers, which account for 31.6% of total customers at the end of 2Q09, up from 26.9% in 2Q08 and 29.9% in 1Q09.

During the quarter, TMN continued to invest in the differentiation of its services, namely by focusing on delivering the best smartphone offer in the market to enhance its leadership in this segment: (1) TMN launched Bluebelt, the first smartphone using TMN’s brand, a high-end equipment with 3.5G technology for mobile broadband with speeds up to 7.2 Mbps, e-mail in real time, camera with 3.2 Mpx and auto focus, flash and zoom, video camera, MP3 player, Windows Live Messenger, Meo Mobile application and a direct access to content, and (2) TMN also launched the HTC Magic, the first smartphone in Portugal operating on the open source Android platform, allowing a unique experience in mobile broadband and interactive services and content.

As in previous quarters, wireless broadband remained a key priority, with TMN launching, following the first pilot project worldwide, a new mobile broadband service based on HSPA+ that makes available speeds of up to 21Mbps. TMN has also launched a new prepaid wireless broadband offer with download speed of 1Mbps, which allows surfing time of ten non-consecutive hours, in a range of 180 days, with unlimited downloads for a charge of Euro 10. In April 2009, in a study undertaken by the telecoms regulator, TMN was considered the operator having the best wireless broadband performance and reliability. TMN was also elected by the readers of “PC Guia”, a specialised magazine, the best wireless broadband provider in Portugal for the second consecutive year.

Table 19 _ Domestic mobile operating data (1)

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Customers (‘000)	6,980	6,485	7.6%		6,980	6,485	7.6%
Net additions (‘000)	21	120	(82.5)%		36	223	(83.8)%
Total traffic (million minutes)	2,417	2,209	9.4%		4,660	4,363	6.8%
MOU (minutes)	116	115	1.5%		112	114	(1.8)%
ARPU (Euro)	16.0	18.3	(12.5)%		16.0	18.3	(12.1)%
Customer	13.9	14.7	(5.7)%		13.8	14.7	(6.3)%
Interconnection	1.8	3.2	(43.1)%		2.0	3.2	(39.5)%
Data as % of service revenues (%)	22.6	19.3	3.3	pp	22.7	19.0	3.6	pp
SARC (Euro)	36.5	36.6	(0.2)%		37.6	38.1	(1.2)%
Employees	1,100	1,140	(3.5)%		1,100	1,140	(3.5)%

(1) Includes MVNO subscribers.

Data services continued to contribute to top line growth, with data revenues increasing by 10.2% y.o.y in 2Q09 and accounting for 22.6% of service revenues, up from 19.3% last year. The increase in data service revenues is being underpinned by non-SMS services, which already account for around 56.9% (+8.4pp y.o.y) of total data service revenues. This growth in non-SMS data was driven by the strong and steady performance of wireless broadband.

TMN’s ARPU decreased by 12.5% y.o.y in 2Q09 to Euro 16.0, as a result of: (1) strong subscriber growth in 2008; (2) increased penetration of services in lower segments of the market, and (3) declining MTRs. In effect, the interconnection ARPU declined by 43.1% y.o.y. In 2Q09, total traffic increased by 9.4% y.o.y to 2,417 million minutes, driven mainly by outgoing traffic, which increased by 11.2%. Growth in the customer base (+7.6%, EoP) underpinned traffic growth in the period, with MOU up by 1.5% y.o.y in the quarter, despite the strong growth in data cards.

International Businesses

Brazilian Mobile

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 5.5% y.o.y in 2Q09 to R$ 4,182 million, as a result of growth in service revenues (+9.4% y.o.y) underpinned by strong growth in data services, driven primarily by wireless broadband. Data revenues increased by 29.9% y.o.y in 2Q09 and already account for 12.6% (+2.2pp y.o.y) of service revenues. Service revenues were negatively impacted by the deceleration in interconnection revenues, as the market has been focusing more on on-net traffic campaigns, which in turn leads to a reduction in incoming traffic and cannibalisation of fixed-to-mobile traffic. Equipment sales declined by 22.2% y.o.y in 2Q09 to R$ 293 million as a result of lower demand and due to the impact of SIM Card only offers.

Table 20 _ Brazilian mobile income statement (1)						R$ million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Operating revenues	4,181.7	3,965.5	5.5%		8,427.5	7,427.7	13.5%
Services rendered	3,809.1	3,482.8	9.4%		7,597.6	6,590.8	15.3%
Sales	292.5	376.1	(22.2)%		632.2	674.5	(6.3)%
Other operating revenues	80.1	106.7	(24.9)%		197.7	162.4	21.8%
Operating costs, excluding D&A	2,967.0	3,118.4	(4.9)%		5,984.0	5,624.9	6.4%
Wages and salaries	217.9	199.3	9.3%		431.6	361.2	19.5%
Direct costs	828.3	771.7	7.3%		1,626.2	1,400.2	16.1%
Commercial costs	963.3	1,107.7	(13.0)%		2,003.5	1,967.8	1.8%
Other operating costs	957.5	1,039.6	(7.9)%		1,922.8	1,895.8	1.4%
EBITDA (2)	1,214.8	847.2	43.4%		2,443.5	1,802.7	35.5%
Depreciation and amortisation	1,010.2	807.8	25.1%		2,008.2	1,544.6	30.0%
Income from operations (3)	204.6	39.3	n.m.		435.2	258.1	68.6%
EBITDA margin	29.0%	21.4%	7.7	pp	29.0%	24.3%	4.7	pp
Capex (4)	595.4	418.2	42.4%		1,117.6	665.4	68.0%
Capex as % of revenues	14.2%	10.5%	3.7	pp	13.3%	9.0%	4.3	pp
EBITDA minus Capex	619.4	429.0	44.4%		1,325.8	1,137.4	(16.6)%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08).

EBITDA increased by 43.4% y.o.y to R$ 1,215 million in 2Q09, on the back of revenue growth, cost control and heavy traffic promotions in 2Q08 that impacted 2Q08 EBITDA. Commercial costs decreased by 13.0% y.o.y in 2Q09, while unitary SARC, which includes marketing, handset subsidies and commissions, decreased by 8.3% y.o.y in 2Q09. This performance of commercial costs is explained by: (1) the decline in subsidisation due to a higher take-up on GSM handsets and SIM cards; (2) the decrease in marketing costs, and (3) the focus on retaining Vivo’s customers, namely high-value customers, exploring up-sell opportunities aimed at increasing share of wallet. EBITDA margin increased in 2Q09 by 7.7pp to 29.0%.

Capex increased by 42.4% y.o.y to R$ 595 million in 2Q09 and was primarily directed towards: (1) increasing network capacity to support the accelerated growth experienced by Vivo, namely in GSM / EDGE; (2) expanding coverage of WCDMA / HSUPA network; (3) continued expansion of coverage in the Northeast states following the launch of the service in October 2008, and (4) improving network quality to accomplish the objectives set forth by the local regulator.

In 2Q09, Vivo’s customer base increased by 15.8% y.o.y to 46,819 thousand, while net additions reached 1,178 thousand in 2Q09, decreasing by 44.6% y.o.y. This decrease in net additions is explained by the decelerating trend seen in the market in 2009 as compared to 2008, the intense proliferation of SIM cards only offers by some competitors and Vivo’s focus on retaining and maintaining its customer base, namely high-value customers, as referred to previously. GSM and 3G accounted for approximately 96.3% of total gross additions in 2Q09, bringing the total number of GSM and 3G customers to 36,124 thousand at the end of June 2009, equivalent to 77.2% of total customers (+21.3pp y.o.y). Vivo’s commercial activity in the quarter was centred on Mother’s Day and Valentine’s Day and focused on campaigns aimed at increasing usage.

Total minutes carried by Vivo remained flat (-0.5% y.o.y) in 2Q09, due to the decrease in off-net traffic to fixed lines. Vivo’s blended MOU decreased by 16.6% y.o.y in 2Q09 to 80 minutes, as a result of the strong growth in MOU in 2Q08 (+24.9% y.o.y), the best performance of the last five years, driven by strong marketing campaigns aimed at increasing usage. On a sequential basis, in 2Q09, Vivo’s blended MOU has increased by 4.0% q.o.q, underpinned by outgoing MOU (+8.7% q.o.q).

Table 21 _ Brazilian mobile operating data (1)

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Customers (‘000)	46,819	40,435	15.8%		46,819	40,435	15.8%
Market share (%)	29.3	30.4	(1.0	)pp	29.3	30.4	(1.0	)pp
Net additions (‘000)	1,178	2,125	(44.6)%		1,874	2,965	(36.8)%
Total traffic (million minutes)	11,022	11,080	(0.5)%		21,448	18,742	14.4%
MOU (minutes)	80	96	(16.6)%		78	86	(9.2)%
ARPU (R$)	26.3	28.8	(8.8)%		26.6	29.1	(8.6)%
Customer	15.8	16.6	(4.8)%		15.8	16.7	(4.9)%
Interconnection	10.3	12.0	(14.2)%		10.5	12.3	(14.1)%
Data as % of service revenues (%)	12.6	10.4	2.2	pp	12.3	10.3	2.0	pp
SARC (R$)	82.3	89.7	(8.3)%		90.4	92.7	(2.5)%
Employees	8,250	8,232	0.2%		8,250	8,232	0.2%

(1) Operating data calculated using Brazilian GAAP.

Vivo’s blended ARPU reached R$ 26.3 in 2Q09, a decrease of 8.8% y.o.y as a result of customer growth and of higher penetration of mobile services in Brazil in the lower income segments. This reduction was also impacted by the decrease in interconnection ARPU (-14.2% y.o.y), as a result of the migration of fixed-mobile traffic to mobile-mobile traffic. Customer ARPU declined by 4.8% y.o.y to R$ 15.8, due to strong customer growth. Data revenues increased by 29.9% y.o.y in 2Q09 and already account for 12.6% (+2.2pp y.o.y) of service revenues. The growth drivers of data services were: (1) wireless broadband connectivity, due to the strong increase in the customer base, and (2) the increase in the usage of person-to-person SMS / MMS, as a result of the increase of recharges with services and activations of post-paid plans with data benefits.

Other International Assets

In 1H09, international assets excluding Vivo, on a pro-forma basis, increased their proportional revenues and EBITDA, , by 23.1% to Euro 249 million and by 34.0% to Euro 130 million, respectively. This growth was achieved on the back of strong customer growth, notwithstanding the adverse exchange rate movements that affected local currencies in most of the markets where PT has operations.

Table 22 _ Proportional income statement of other international assets (1)						Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Operating revenues	126.2	101.5	24.3%		248.9	202.1	23.1%
EBITDA (2)	65.3	47.4	37.6%		130.2	97.2	34.0%
Depreciation and amortisation	15.7	14.2	10.4%		31.9	28.4	12.3%
Income from operations (3)	49.6	33.2	49.3%		98.3	68.8	42.9%
EBITDA margin	51.7%	46.7%	5.0	pp	52.3%	48.1%	4.2	pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Brazil. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Table 23 _ Highlights of main assets in Africa and Asia (1 H09) (1)	thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro
Médi Télécom (2)	32.18%	8,583	2,435	(0.7)%	945	(6.5)%	38.8%	217.4	84.4
Unitel (2) (4)	25.00%	5,059	744	38.3%	488	51.8%	65.6%	558.6	366.2
MTC (3) (4)	34.00%	1,216	712	16.7%	375	26.8%	52.6%	58.1	30.6
CVT (3) (4)	40.00%	333	3,862	-0.7%	2,295	1.3%	59.4%	35.0	20.8
CTM (2)	28.00%	685	1,179	(1.9)%	556	7.4%	47.2%	110.9	52.3
CST (3) (4)	51.00%	69	122,873	36.7%	36,229	17.9%	29.5%	5.6	1.7
Timor Telecom (3)	41.12%	171	23	29.4%	13	50.2%	58.6%	16.9	9.9

(1) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

Médi Télécom’s revenues decreased by 0.7% y.o.y in 1H09 to MAD 2,435 million, while EBITDA decreased by 6.5% y.o.y to MAD 945 million, equivalent to a margin of 38.8%. Customer base increased by 21.2% y.o.y to 8,583 thousand, with net additions in 1H09 totalling 763 thousand. ARPU totalled MAD 49.0 in 1H09, a decrease of 16.8% over the same period of last year, which was adversely affected by higher level of promotions during 1H09, which resulted in strong customers growth, mainly in corporate, post paid and wireless broadband and MTR cuts.

Unitel’s revenues and EBITDA, in 1H09, increased by 38.3% and 51.8% y.o.y, to USD 744 million and USD 488 million, respectively, underpinned by strong and steady customer growth in Luanda as well as in other main districts of the country. Net additions totalled 487 thousand in 1H09, with the total customer base reaching 5,059 thousand at the end of 1H09, an increase of 34.5% over the same period of last year. In 1H09, Unitel’s MOU increased by 1.4% y.o.y to 102 minutes and ARPU totalled USD 24.7, an increase of 2.8% over the same period of last year.

MTC’s revenues and EBITDA, in 1H09, increased by 16.7% and 26.8% y.o.y respectively. EBITDA margin increased to 52.6% in 1H09. The total customer base reached 1,216 thousand at the end of 1H09, an increase of 30.2% over the same period last year, and net additions totalled 138 thousand in 1H09. Postpaid customers increased by 13.8% y.o.y, representing 7.4% of total customer base. ARPU totalled NAD 100.9, a decrease of 14.0% y.o.y, as a result of customer growth in the period.

CVT’s revenues decreased by 0.7% y.o.y in 1H09 to CVE 3.862 and EBITDA increased by 1.3% y.o.y to CVE 2.295, as a consequence of a tight cost control. EBITDA margin was 59.4% in 1H09. Mobile customers increased by 32.9% to 261 thousand. Mobile MOU reached 49 minutes and ARPU totalled CVE 1,395.9 decreasing 36.6% y.o.y, as a result of lower consumption of existing customers and lower roaming revenues.

CTM’s revenues decreased by 1.9% y.o.y in 1H09 to MOP 1,179 million, while EBITDA increased by 7.4% to MOP 556 million, with strong cost control more than offsetting economic pressure on revenues. EBITDA margin increased to 47.2% in 1H09. In the mobile division, customers increased by 32.4% y.o.y reaching 502 thousand at the end of June 2009. In 1H09, CTM’s mobile ARPU decreased by 25.5% to MOP 157.0, as a result of customer growth in the period.

CST’s revenues increased by 36.7% y.o.y to STD 122,873 million in 1H09, while EBITDA grew by 17.9% y.o.y to STD 36,229 million. EBITDA margin was 29.5%. In the mobile division, CST had 61 thousand customers at the end of June 2009, an increase of 81.0% y.o.y. Mobile MOU decreased by 14.0% y.o.y in 1Q09 to 47 minutes, as a result of the growth in the customer base. Mobile ARPU totalled STD 208 thousand in 1H09, a decrease of 20.1% over last year.

Timor Telecom’s revenues and EBITDA in 1H09 increased by 29.4% and 50.2% y.o.y, to USD 23 million and USD 13 million respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin was 58.6%. Timor Telecom’s mobile net additions reached 43 thousand, bringing the total mobile customer base to 168 thousand at the end of 1H09, an increase of 63.3% y.o.y. Mobile MOU decreased by 11.9% y.o.y to 78 minutes. Mobile ARPU was USD 22.3, in 1H09, a decrease of 13.6% over the same period of last year, as a result of the customer growth in the period.

04

Changes in Accounting Policies

On 1 January 2009, PT adopted IFRIC 13 — Customer Loyalty Programmes as required by the IASB and EU. According to this rule, expenses incurred with customer loyalty programmes should be recorded as a deduction to revenues and should be measured at fair value.

According to the transitional provisions of IAS 8 and IFRIC 13, financial statements for 2008 were adjusted retrospectively.

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 6 August 2009

Time: 16:00 (Portugal/UK), 17:00 (CET),
11:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 8261

US and Canada: 877 869 3847

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 326307)

US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 326307)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 06, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.